UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-41040

 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil Group, Inc. Savings and Retirement Plan

 B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil Group, Inc.
901 S. Central Expressway
Richardson, Texas 75080

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2025 and 2024 and for the
Year Ended December 31, 2025, Supplemental Schedule as of
December 31, 2025, and
Report of Independent Registered Public Accounting
Firm

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Fossil Group, Inc. Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fossil Group, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

 /s/ Deloitte & Touche LLP

Dallas, Texas

June 26, 2026

We have served as the auditor of the Plan since 1993.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS
Participant-Directed investments, at Fair Value	$125,902,912	$119,349,201
Receivables:
Notes Receivable from Participants	1,085,477	1,219,851
TOTAL RECEIVABLES	1,085,477	1,219,851

TOTAL ASSETS	126,988,389	120,569,052

LIABILITY
Excess Contributions Refundable	168,165	146,917
Prefunded Contributions	239,102	—
TOTAL LIABILITIES	407,267	146,917

NET ASSETS AVAILABLE FOR BENEFITS	$126,581,122	$120,422,135

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

Net Assets Available for Benefits, Beginning of Year	$120,422,135

Additions:
Investment Income/(Loss):
Net Appreciation in Fair Value of Investments	16,535,628
Interest and Dividends	1,607,174

Net Changes in Investments	18,142,802

Contributions:
Employer	1,848,862
Employee	4,568,068
Rollover	531,018

Total Contributions	6,947,948

Interest from Notes Receivable from Participants	100,043

Total Additions	25,190,793

Deductions:
Benefits Paid	(18,828,706)
Administrative Expenses	(203,100)

Total Deductions	(19,031,806)

Net Increase in Net Assets Available for Benefits	6,158,987

Net Assets Available for Benefits, End of Year	$126,581,122

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

1. DESCRIPTION OF THE PLAN

The following description of the Fossil Group, Inc. Savings and Retirement Plan, which was most recently amended and restated effective July 27, 2022 (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Plan Organization and General Provisions — The Plan is a defined contribution plan covering eligible employees of certain eligible U.S. Fossil Group, Inc. subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil Group, Inc. (the “Employer” or “Fossil”). The Plan's trustee is Principal Trust Company (the “Trustee”), a subsidiary of Principal Financial Group.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility and Contributions — The Plan is administered and documented in a manner intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code. Except as provided below with respect to temporary and seasonal employees, employees become eligible to make salary deferrals as of their date of employment.

Non-highly compensated employees are able to defer up to 100% of annual compensation into the Plan, on a pre-tax basis and/or an after-tax (Roth) basis subject to Code limitations of $23,500 in 2025. Highly compensated employees’ contributions are capped at 5% of annual compensation for the 2025 Plan year. Participants who reached the age of 50 by the end of the Plan year were eligible to contribute catch-up contributions up to $7,500 for 2025. Participants may also contribute amounts representing eligible rollover distributions from certain other retirement plans. Under the terms of the Plan, certain types of compensation (e.g., income from stock based programs and fringe benefits, including but not limited to, tuition reimbursements, housing and care allowances, COBRA reimbursements, international compensation and cost of living adjustments, etc.), along with deferred compensation and certain other severance payments, are excluded in determining “gross pay” for contribution purposes.

Fossil may make a discretionary matching contribution and may make additional discretionary profit sharing contributions. In general, participants are eligible to receive the discretionary matching contributions after completing three months of continuous service, provided they have completed 250 hours of service during that time. Temporary and seasonal employees are eligible to participate in the Plan for match and deferral purposes on the first day of the year after such employees actually work 750 hours. Generally, participants are eligible for discretionary profit sharing contributions after completing one year of service (generally, upon completing 1,000 hours of service during an initial or subsequent eligibility computation period). For 2025, the discretionary matching contributions were $0.50 for every $1.00 contributed up to 8% of the employee’s eligible compensation subject to the Plan’s limitations. Pre-tax, excluding catch-up contributions, and after tax (Roth) contributions are eligible for the discretionary Employer matching contributions. No discretionary profit sharing contributions were made for 2025.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s discretionary matching contribution, and allocations of the Employer’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The participants can change elections and can also reallocate existing funds between available investment options on a daily basis. Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum. Each Covered Person receives a copy of the Policy and Addendum and, thus, was notified and understood that he/she should not make any elections under the Plan involving the Fossil stock fund or otherwise trade his/her shares of Fossil stock under the Plan in violation of the Policy and Addendum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, shares of Fossil Group, Inc. Common Stock, and two common collective trusts as investment options for participants. Participants may only elect to contribute a maximum of 25% of their account or contributions to their account (i.e., current balance or future contributions) to the Fossil Group, Inc. Common Stock.

Vesting — Participants are 100% vested in their salary deferral and rollover contributions. Vesting in the Employer’s matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service. Participants are fully vested after five years of service. For purposes of calculating hours of vesting and eligibility service, salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service.

Notes Receivable from Participants — Loans are available to all participants at the current prime lending rate of the Trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years except in the event that loans are used to acquire the participant’s principal residence, in which case the loan term may not exceed 15 years. A participant may pay off any remaining loan balance at any time directly to the Trustee. Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Fossil exercises sole discretion over making loans to participants. Loan balances for active participants that have not had payments within a cure period (which shall be the last day of the calendar quarter following the calendar quarter in which the default occurs, unless a shorter cure period is provided by Fossil) are considered defaulted loans and are recorded as deemed distributions to the participant. Interest rates range from 4.25% to 9.5% and maturity dates range from 2026 to 2038.

Distribution of Benefits — Participants are entitled to receive a distribution of the vested portion of their account upon age 59 ½, termination of employment, disability, death, or in the event of financial hardship. On termination of service due to death, disability, or retirement, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account (or installments in the case of certain required minimum distributions) subject to certain conditions contained in the Plan document.

A participant who has terminated employment may defer benefit payments until reaching the normal retirement age defined by the Plan, provided his or her vested account balance is greater than $7,000. If the participant’s vested account balance is $1,000 or less following such termination, the Plan will issue the participant a full distribution in the form of a lump sum cash payment. If the participant's vested account balance is between $1,000 and $7,000 following such termination, the vested account balance will be rolled over into an individual retirement account (“IRA”) or another qualified plan per the conditions contained in the Plan document.

The Plan allows for in-service withdrawals to participants under the age of 59 ½ in the case of financial hardship as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59 ½, the participant may withdraw all or any portion of his/her vested accounts at any time. Rollover contributions can also be withdrawn at any time.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future matching employer contributions or Plan administrative expenses for the Plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2025 and December 31, 2024, forfeited non-vested accounts totaled $102,449 and $279,913, respectively. During the year ended December 31, 2025, forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $56,005. No forfeitures were used to offset against Employer contributions.

Amendment or Termination — Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements. As of December 31, 2025 and December 31, 2024, no individual investments account for more than 20% of total investments.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements and the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Contributions — Employee contributions and employer matching contributions are recorded when withheld.
Prefunded Contributions — Prefunded contributions are contributions received in advance for the subsequent plan year. Prefunded contributions are not included in the employer and employee contributions on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025.

Administrative Expenses — Administrative expenses of the Plan may be paid directly by Plan participants, from funds from forfeited accounts or by Fossil, consistent with the Plan document. Participants pay certain administrative expenses including costs for loans and distributions.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but had not yet been paid, at December 31, 2025 or December 31, 2024.
Excess Contributions Refundable — The Plan is required to return contributions received during the Plan year in excess of the Code limits.
3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The description of the valuation methodologies used for assets measured at fair value are discussed below. There have been no changes in the methodologies used on December 31, 2025 and 2024.

    Fossil Group Inc.’s Common Stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year.

    Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
    Allspring Enhanced Stock Market CIT N - A collective trust fund that is valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the trustee of the collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. There are no redemption notifications required or other significant redemption restrictions. There were no unfunded commitments related to Allspring Enhanced Stock Market CIT N as of December 31, 2025.

Galliard Stable Return Fund PN - A collective trust fund that is composed primarily of fully benefit-responsive investment contracts is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner. There are no other significant redemption restrictions. There were no unfunded commitments related to Galliard Stable Return Fund PN as of December 31, 2025.

    The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2025 and 2024.

	Active Markets for Identical Assets (Level 1)	2025 Total
Common Stock - Fossil Group Inc.	$1,386,744	$1,386,744
Mutual Funds	105,896,839	105,896,839
Investments measured at NAV	—	18,619,329
Total	$107,283,583	$125,902,912

	Active Markets for Identical Assets (Level 1)	2024 Total
Common Stock - Fossil Group Inc.	$605,231	$605,231
Mutual Funds	100,474,185	100,474,185
Investments measured at NAV	—	18,269,785
Total	$101,079,416	$119,349,201

4. STABLE VALUE FUND

The Galliard Stable Return Fund PN (the "Fund") is a common collective trust fund managed by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund, when paid. It is the policy of the Fund to use its best efforts to preserve principal and achieve competitive returns by selecting investments not expected to experience price fluctuation in most economic environments, although there is no guarantee that the Fund will achieve these objectives.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at NAV. NAV represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trust funds managed by the Trustee and meet certain applicable requirements, which, therefore allow these transactions to qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to Participants' to be allocated as additional earnings. For the year ended December 31, 2025, revenue sharing income was $21,760.

At December 31, 2025 and 2024, the Plan held 368,815 and 362,414 shares, respectively, of Fossil Group, Inc. Common Stock (“Common Stock”), the sponsoring employer.  There were no dividends earned during 2025 on the Common Stock.

6. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee, who received an opinion letter from the Internal Revenue Service (IRS), dated June 30, 2020, which states that the prototype Plan document satisfies the applicable provisions of the Code. The current version of the Plan itself has not received a determination letter from the IRS, but the last determination letter on a prior version of the Plan was received on August 19, 2004. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, except for any operational and administrative failures which have been, or will be, corrected in all material respects in accordance with the methods and principles of the Employee Plans Compliance Resolution System (EPCRS) and/or ERISA. Subject to the directly preceding sentence, the Plan Sponsor (a) has no information to suggest that the Plan has been disqualified, (b) believes the Plan has maintained its tax-exempt status, (c) has operated the Plan to be in compliance in all material respects under the appropriate section of the Code, and (d) intends to continue operating the Plan as a qualified plan.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2025 and December 31, 2024 is as follows:

	December 31, 2025	December 31, 2024
Net assets available for benefits per the financial statements	$126,581,122	$120,422,135
Less: Amounts allocated to withdrawing participants	—	—
Net assets available for benefits per Form 5500	$126,581,122	$120,422,135

A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2025 is as follows:

December 31, 2025
Benefits paid to participants per the financial statements	$18,828,706
Add: Amounts allocated to withdrawing participants at December 31, 2025	—
Less: Amounts allocated to withdrawing participants at December 31, 2024	—
Benefits paid to participants per Form 5500	$18,828,706

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2025 and 2024, but not yet paid as of that date.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN
Plan Number: 002
Employer Number: 75-2018505

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Current Value
	Mutual Funds:
	Fidelity Contrafund	Mutual Fund	$7,691,118
	American US Govt Secs Fund	Mutual Fund	292,697
	DFA US Targeted Value Portfolio	Mutual Fund	4,344,573
	Dodge and Cox Income Fund	Mutual Fund	2,411,276
	BLCKRCK Hi Yield Bond	Mutual Fund	1,222,534
	Fidelity Small Cap Index	Mutual Fund	697,473
	JPMorgan Mid Cap Growth R6	Mutual Fund	3,946,277
	JPMorgan Large Cap Growth Fund	Mutual Fund	11,212,873
	MFS Mid Cap Value Fund	Mutual Fund	586,590
	Cohen & Steers Real Estate Securities Fund	Mutual Fund	313,662
	I Shares-MSCI EAFE Intl	Mutual Fund	1,681,854
	JH III Int'l Growth R6	Mutual Fund	4,679,073
	Vanguard Mid Cap Index	Mutual Fund	1,298,403
	Vanguard Equity Income	Mutual Fund	3,677,222
	Vanguard Explorer Fund	Mutual Fund	320,447
	American Balanced Fund	Mutual Fund	8,274,287
	T. Rowe Price Retire 2010	Mutual Fund	534,519
	T. Rowe Price Retire 2015	Mutual Fund	330
	T. Rowe Price Retire 2020	Mutual Fund	956,500
	T. Rowe Price Retire 2025	Mutual Fund	32,824
	T. Rowe Price Retire 2030	Mutual Fund	7,567,893
	T. Rowe Price Retire 2035	Mutual Fund	1,655,535
	T. Rowe Price Retire 2040	Mutual Fund	13,902,543
	T. Rowe Price Retire 2045	Mutual Fund	2,205,971
	T. Rowe Price Retire 2050	Mutual Fund	19,819,219
	T. Rowe Price Retire 2055	Mutual Fund	2,939,777
	T. Rowe Price Retire 2060	Mutual Fund	2,666,568
	T. Rowe Price Retire 2065	Mutual Fund	964,186
	T. Rowe Price Retire 2070	Mutual Fund	615
	Common Stock:
*	Fossil Group, Inc.	Common Stock	1,386,744
	Common Collective Trusts:
*	Allspring Enhanced Stock Market CIT N	Common Collective Trust Fund	7,897,383
*	Galliard Stable Return Fund PN	Common Collective Trust Fund	10,721,946
	Notes Receivable from Participants:
*	Plan Participants	Loans to participants with interest rates ranging from 4.25% to 9.5% and maturity dates ranging from 2026 to 2038	1,085,477

	Total Assets		$126,988,389

*	Party-in-interest
 See independent registered public accounting firm's report.

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, Fossil Group, Inc. (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL GROUP, INC. SAVINGS AND
RETIREMENT PLAN

/S/ RANDY GREBEN
Randy Greben, Member of the Retirement Plan Committee

 Date: June 26, 2026

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm